NEWS RELEASE

TSX Trading Symbol: BZA
Frankfurt Symbol: AB2

AMERICAN BONANZA STARTS DRILLING AT NORTHWAY

April 25, 2007 - American Bonanza Gold Corp. (TSX: BZA) (“Bonanza”) recently started drilling at the 100% owned Northway Project in Quebec. The Phase I exploration drilling will focus on expanding several of the highest grade known gold zones, and exploration for new gold zones. Successful results would lead to detailed drilling to estimate new gold resources.

Bonanza plans approximately 6,000 meters of Phase I drilling in 30 drill holes along the Northway gold zones. Following completion of the current drilling, a Phase II drilling program will follow to support development of a National Instrument 43-101 compliant resource estimate.

Cyprus Minerals in 1993 calculated a historic resource of 18.2 million tonnes grading 1.48 grams per tonne gold, containing 866,000 ounces of gold, as previously disclosed. Within this resource, significant higher grade zones are present. The resource remains open to expansion along strike and down dip in several areas. This "geological resource" is not compliant to any National Instrument 43-101 resource. This information is presented only in a historical context and should not be relied upon by the public.

About Northway

The Northway property is located in Quebec, 25 kilometers south of Matagami and covers 3,600 hectares. Previous work on the property includes a regional AEM helicopter-borne survey totaling 2,440 line-kilometers, 100-meter-grid ground-magnetic and HELM surveys and a 400-meter-spaced IP survey. A total of 182 drill holes totaling 40,028 meters have been completed on the property.

Nine zones of gold mineralization, related to volcanic-sedimentary rock contacts and banded iron formations, have been identified. The Northway property lies one kilometer along strike to the east of Agnico Eagle's Vezza deposit and may be a continuation of the same gold zone. As previously reported by Agnico-Eagle Mines Ltd., the Vezza deposit is estimated to contain a historical resource of 2.51 million tonnes grading 4.66 grams of gold per tonne (375,000 contained ounces of gold).

About Bonanza

Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada, areas specifically chosen for their large gold endowments and stable political climates. Bonanza is advancing both its high grade Copperstone gold property in Arizona and the Fenelon project in Quebec. Bonanza is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin
President & Chief Executive Officer

The qualified person who is responsible for the preparation of the technical information in this press release is Robert Hawkins, Bonanza's Vice President, Exploration. Mr. Hawkins is a qualified person as defined by National Instrument 43-101 guidelines.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED,
INDICATED AND INFERRED RESOURCES

This news release uses the terms "Measured and Indicated Resources". Bonanza advises US investors that while those terms are recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize them U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This news release also uses the term "Inferred Resources". Bonanza advises US investors that while this term is recognized and required by Canadian regulators, the U.S. Securities and Exchange Commission does not recognize it. "Inferred Resources" have a great deal of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally minable.

This news release uses the term “Historic Resources”. All Historic Resource estimates quoted herein are based on prior data and reports obtained and prepared by previous operators. The Company has not completed the work necessary to verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. These properties will require considerable further evaluation which American Bonanza’s management and consultants intend to carry out in due course.

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:
Longview Capital Partners
Attention:   Michael Rodger
Phone:   604-681-5755

OR:
Susan L. Wilson, Corporate Communications
Phone:   604-688-7508
Email: info@americanbonanza.com